Exhibit 3.1

Amendment
to the Bylaws of
Chemung Financial Corporation

Effective December 15, 2010

SECTION 2.                       Qualifications of Directors

Each director shall be at least 18 years of age and shall automatically cease to be a director at the next annual meeting after which he or she attains the age seventy-two (72) years.  The Board of Directors may, in its discretion, waive the age limitation or establish a greater age from time to time.  Each non-employee director shall directly own within one year following election to the Board of Directors, and at any time thereafter, at least 500 shares of capital stock of the corporation.

SECTION 3.                      Number of Directors

The number of directors constituting the entire Board shall be fifteen (15).  This number may be increased or decreased from time to time by amendment of these bylaws, provided, however, that the number may not be decreased to less than three (3).  No decrease in the number of directors shall shorten the term of any incumbent director.